Filed by UBS AG (Commission File No. 1-15060)

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: UBS AG

(Commission File No. 1-15060)

2014 Investor Update capital Strength and cost Efficiency Tom Naratil Group Chief Financial Officer Group Chief Operating Officer

May 6, 2014

This presentation contains statements that constitute “forward-looking statements”, including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (i) the degree to which UBS is successful in executing its announced strategic plans, including its efficiency initiatives and its planned further reduction in its Basel III risk-weighted assets (RWA) and leverage ratio denominator; (ii) developments in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, currency exchange rates and interest rates and the effect of economic conditions and market developments on the financial position or creditworthiness of UBS’s clients and counterparties; (iii) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings, or arising from requirements for bail-in debt or loss-absorbing capital; (iv) changes in or the implementation of financial legislation and regulation in Switzerland, the US, the UK and other financial centers that may impose more stringent capital (including leverage ratio), liquidity and funding requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration or other measures; (v) uncertainty as to when and to what degree the Swiss Financial Market Supervisory Authority (FINMA) will approve reductions to the incremental RWA resulting from the supplemental operational risk-capital analysis mutually agreed to by UBS and FINMA effective 31 December 2013, or will approve a limited reduction of capital requirements due to measures to reduce resolvability risk; (vi) the degree to which UBS is successful in executing the announced creation of a new Swiss banking subsidiary, a holding company for the UBS Group, a US intermediate holding company, changes in the operating model of UBS Limited and other changes which UBS may make in its legal entity structure and operating model, including, the possible consequences of such changes, and the potential need to make other changes to the legal structure or booking model of UBS Group in response to legal and regulatory requirements, including capital requirements, resolvability requirements and the pending Swiss parliamentary proposals and proposals in other countries for mandatory structural reform of banks; (vii) changes in UBS’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS’s ability to compete in certain lines of business; (viii) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations; (ix) the effects on UBS’s cross-border banking business of tax or regulatory developments and of possible changes in UBS’s policies and practices relating to this business; (x) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors including differences in compensation practices; (xi) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xii) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xiii) whether UBS will be successful in keeping pace with competitors in updating its technology, particularly in trading businesses; (xiv) the occurrence of operational failures, such as fraud, unauthorized trading and systems failures; and (xv) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2013. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Disclaimer: This presentation and the information contained herein are provided solely for information purposes, and are not to be construed as a solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS AG or its affiliates should be made on the basis of this document. Refer to UBS’s first quarter 2014 report and its Annual report on Form 20-F for the year ended 31 December 2013. No representation or warranty is made or implied concerning, and UBS assumes no responsibility for, the accuracy, completeness, reliability or comparability of the information contained herein relating to third parties, which is based solely on publicly available information. UBS undertakes no obligation to update the information contained herein.

© UBS 2014. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

CFO/COO 1

Key messages

Capital strength is the foundation of our success

– Maintaining our Basel III fully applied CET1 ratio of 13%, committed to 10% post-stress in 2014 Targeting a Swiss SRB leverage ratio denominator of CHF 900 billion by 20161

– We can achieve our growth objectives with limited retention of earnings

We target CHF 2.1 billion cost reduction versus FY132

– CHF 1 4 billion annual net cost savings in Corporate Center by 20153,4,5

CHF 0 7 billion annual net cost savings after 2015 as we complete the exit of the Non core and Legacy Portfolio6 Targeting additional cost efficiency in front office functions; lowering cost/income ratio targets for Wealth Management Wealth Management Americas and narrowing the range for the Investment Bank

Utilization of past net operating losses could increase earnings and excess capital

– Additional tax loss DTA recognition would increase tangible equity at the point of recognition

– Utilization of historical net operating losses against taxable income would lead to additional cash being retained by UBS which would increase the CET1 capital base and our excess capital position

Refer to slide 18 for details eta about adjusted numbers, Basel III numbers and FX rates in this presentation

1 Based on the rules applicable today; 2 CHF 3.9 billion net cost reduction as communicated 30.10.12 (CHF 5.4 billion gross cost reductions net of CHF 1.5 billion investment for growth, based on 1H11 annualized adjusted operating expenses); 3 Measured by 2015 year-end exit rate versus FY13 adjusted operating expenses; 4 Measured net of changes in charges for provisions for litigation, regulatory and similar matters; 5 In Corporate Center – Core Functions, measured net of FX movements and changes in regulatory demand of temporary nature; 6 Reduction in annual adjusted operating expenses versus FY13

CFO/COO 2

capital strength is the foundation of our success

Capital and balance sheet management

We have met our 13% Basel III fully applied CET1 ratio target

Swiss SRB Basel III Basel III fully applied capital fully applied capital Large global banks

31.3.14 31.3.14

UBS European12 1,2 US2,3 23

19% ~18.8%

17.5%

~CHF 9 16 8% 16.8%

~4.5% 7 6% billion

4.5%4,5 3.1% ~CHF 2.5

2.2% 13.2%

~1.25% billion7 1.2%

0.4% 6% 4.5% 4.5

(employee 1.4% 2.3%

4 3% 1.4%

3% 3 0% held) 2 8% 1 0% 2.1%

3.6% % 2.7%

0 7%

1.3%

1.0%

0.5% % 0.1%

~CHF 26

13.0% billion7 13.2%

11.6%

10.9% 10.5%

10% 10.0% 6 10.0% 9.7%

9.5% 9.3% 9.6% 9.6%

Swiss 2019 UBS UBS A B C D E F G H I TBTF regulatory indicative ubs 31.3.14

8 Low-trigger loss absorbing capital Tier 2 2c capital pital proposal requirement capital Tier 1 capital High-trigger loss absorbing capital

UBS estimate structure

Common equity tier 1 capital Common equity tier 1 capital

Refer to slide 18 for details about adjusted numbers, Basel III numbers and FX rates in this presentation; 1 Basel III Common Equity Tier 1 capital ratios (fully applied) as per CRD IV; 2 Based on latest available data from company reports; 3 Basel III Common Equity Tier 1 capital ratios fully applied under advanced approach; 4 Our requirement for the progressive buffer capital is dynamic and depends on our Group total LRD, as well as our market share in the systemically relevant loans and deposits business in Switzerland. We expect our 2019 requirement to be ~4.5%, due to our planned balance sheet reduction and the resulting reduction of our LRD; 5 Estimate stima does not include any potential capital rebate from m improved Group roup resolvability resolvability resulting from actions ctions such as the successful creation of a Group holding company; 6 Capital requirements for 2019 do not include a countercyclical buffer requirement, as potential future developments 3 CFO/COO cannot be accurately predicted and may vary from period to period; 7 Based on RWA target of CHF 200 billion; 8 Based on estimated market share and total exposure as of 31.12.09

DFO/COO 3

Committed to a 10% Basel III fully applied CET1 ratio post-stress

Capital and balance sheet management

We expect to achieve our post stress target of 10% in 2014

Basel III fully applied CET1 ratio – Stress testing

Baseline development Scenario development

13 2%

Performance Distributions to before tax shareholders

Business Capital items, risk (net) tax expense and 99% >=10.0% pension plans

Risk scenario losses1

Dividend accrual reversal

Capital items Tax and pension expense plans

Basel III Basel III Basel III Basel III CET1 ratio CET1 ratio CET1 ratio CET1 ratio

31.3.14 31.3.15 post stress post stress

31 3 15 target

Combined stress test scenarios encompass macro-economic and geopolitical stress events over a one-year horizon

Effects measured across all material risk types and all businesses

– Accounting for projected development of capital deduction items, e.g., pension fund assets

Refer to slide 18 for details about adjusted numbers, Basel III numbers and FX rates in this presentation; 1 Comprising credit, redit market ark , country ountry, operational, investment, funding & liquidity and structural FX risk losses (excludes estimated operational risk capital losses as per page 78 of the 1Q14 quarterly report)

CFO/COO 4

Capital and balance sheet management

Swiss SRB leverage ratio

Targeting a Swiss SRB LRD[1] of CHF 900 billion by 2016

Swiss SRB leverage ratio and LRD
CHF billion


Phase in ratio
~3.6%
5.0%
Expected direction based on our plans
Fully applied ratio
~2.4%
3.8%
LRD
1,206
988
900
31.12.12[3]
31.3.14
2016 target[4]

Swiss SRB LRD and RWA
31.3.14 for selected businesses (illustrative example)[2]


An increased leverage ratio impacts our Swiss and deposit-taking businesses
RWA
Low LRD / high RWA ratio
RWA = main constraint
Legacy Portfolio [to be exited]
Non-core [to be exited]
Mortgages and corporate loans in Switzerland (R&C)
IB ICS Equities
WMA
IB ICS FRC
WM
Corporate lending (IB CCS)
Global AM
High LRD / low RWA ratio
LRD = main constraint
Liquid asset buffer[5,6]
LRD

UBS

1 Fully applied leverage ratio denominator; 2 The placement of the bubbles is indicative only; 3 Pro-forma; 4 Based on the rules applicable today; 5 Dominated by LCR requirements for WM, WMA and R&C client deposits; 6 Assets eligible in Basel III LCR framework

CFO/COO 5

We can achieve our growth objectives with limited retention of earnings

Rates and Credit business utilizes only ~ 5% of Group LRD

Swiss SRB leverage ratio denominator (LRD)
31.3.14


Non-core and Legacy Portfolio
Investment Bank – CCS
Investment Bank – ICS Rates and Credit
Investment Bank – ICS FX
Investment Bank – ICS Equities
Global Asset Management
Retail & Corporate
Wealth Management Americas
Wealth Management
Corporate Center – Core Functions Liquid asset buffer[1]
Corporate Center – Core Functions Other[2]

Being exited

Capital allocated to the Investment Bank is limited

- Source of ~20% of pre-tax profits[3] over the long-term
- CHF 70 billion RWA and CHF 200 billion funded assets limits

Limited proportion of earnings required to fund growth in our wealth management and Swiss businesses

- Source of ~80% of pre-tax profits[3] over the long-term
- Increase in LRD requirements would mostly impact our mortgage and corporate lending businesses in Switzerland and lending in our wealth management businesses globally

UBS

1 Driven by LCR requirements for WM, WMA and R&C client deposits; 2 Includes e.g. financial investments available-for-sale, cash collateral on securities borrowed, deferred tax assets as well as property and equipment; 3 Percentage of business divisions total pre-tax profit

CFO/COO 6

We have strengthened o r cost management and ill further reduce costs

CHF 2 1 billion net cost reduction target

As of 31 12 13 adjusted operating expenses CHF billion

54

1 5

3.9

1.8

2.1

Gross cost Investment Net cost Net cost Residual reduction for growth reduction reduction net cost target achieved reductions3 as of 4Q132

Announced in 3Q121

Strengthened cost management, increasing cost accountability and discipline

Corporate center

 3/4 Net cost ost reduction eduction target to directly drive maximum cost efficiency

Increase effectiveness and efficiency in delivering services to business divisions

Business divisions

 3/4 Cost/income target ranges to allow investments for growth while maximizing cost efficiency

Manage direct costs

Manage demand of services delivered by the Corporate Center

Improve front office efficiency

Refer to slide 18 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

1 As communicated on 30.10.12, based on 1H11 annualized adjusted operating expenses; 2 As communicated on 4.2.14; 3 Refer to slide 11 for details on definition and timing of targeted cost reductions

CFO/COO 7

Reducing Corporate Center—Core Functions costs

Framework

- **Promote cost accountability**
- **Incentivize long term efficiency**
- **Full end-to-end approach**
- **Clean slate budgeting and planning**

Function specific measures

~2/3 of expected cost savings	~1/3 of expected cost savings

Group Technology *Examples*

- Application reduction and elimination of outdated infrastructure
- Infrastructure standardization and harmonization
- Process automation
- Significant increase in transformational investment
- Continued optimization of our footprint

Group Operations

- Reorganization and alignment to newly implemented service units
- Drive end-to-end process streamlining and simplification
- Continued optimization of our footprint

Group Corporate Services

- Vendor consolidation and rationalization
- Procurement outsourcing
- Consolidation and reduction of global real estate footprint
- Expansion of our Nashville and Krakow hubs

Other functions *Examples*

- **Leaner Finance end-to-end operating model** that leverages new technologies and service delivery utilities from cost efficient locations
- **Implement new business intelligence data sets** that enhance user self service functionality across the Finance financial planning and analysis suite, resulting in better financial information availability that requires fewer resources
- **Consolidation of Risk transaction decision functions** into a center of excellence, e.g., Traded Market Risks, Corporates/Structured and Leveraged Finance etc.
- **Identify and implement cross functional synergies in the control functions** including e.g., combining disparate reporting units, data validation teams and valuation model quants
- **Optimize law firm management framework**, outsourcing of legal work for specialist areas
- **Human Resources** IT platform consolidation, creation of HR Shared Service Utility and low-cost offshore service hubs as well as transformation of training and recruitment operating models

Cross-functional measures

- **Pro-active internal demand management**
- **Process excellence programs**
- **Delayer organizational setup and optimize management span of control**
- **Outsourcing, hubbing and offshoring**
- **Optimize real estate usage with "UBS Workplace Now"**

UBS

CFO/COO 8

Clean b dgeting and slate budgeting planning for the Group

We are increasing efficiency – with a "zero" cost base as the new starting point

Map and cost existing activities

Exit non-essential activities

Maximize efficiency of retained activities

Structural cost reduction with "zero" as new budget starting point

Activity map

Activity prioritization

Survival minimum

Strategic minimum

Discretionary

Efficiency levers and cost driver examples

Degree of Organization centralization

Contractor Labor ratio

Outsourcing Process opportunities

Automation in Systems reporting

Ad-hoc requests Demand versus planning

Clean slate budget for operating expenses

CFO/COO 9

Tracking our cost reduction progress

FY13 adjusted operating expenses

CHF billion

By By

Provisions type source for litigation, regulatory Non-core & and similar 1.7 Legacy portfolio 2.4 matters 0.4 (Corporate Center)

Regulatory demand of temporary nature

Core Functions

(CHF 0.6 billion 7.9

(Corporate Center) estimated for FY14)

Operating expenses 21 6

(underlying)

Business

13.4

divisions

CHF 23 7 billion CHF 23 7 billion

CHF 2 1 billion cost reduction target

versus FY13

CHF 0 4 billion reduction by year end 20151,2

CHF 0.7 billion additional reductions after 20153

CHF 1.0 billion reduction by year-end 20151245

Before allocations to business divisions

Additional direct cost efficiency

We continue to expect restructuring charges of up to CHF 0 9 billion in FY14 and CHF 0 8 billion in FY156

Refer to slide 18 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

1 Measured by 2015 year end exit rate versus FY13 adjusted operating expenses; 2 Measured net of changes in charges for provisions for litigation regulatory and similar matters; 3 Reduction in annual adjusted operating expenses versus FY13; 4 Measured net of FX movements and changes in regulatory demand of temporary nature; 5 Estimated expected reduction in business division allocations of CHF 0.2-0.3 billion for WM, CHF 0.1-0.2 billion for WMA, CHF 0.3-0.4 billion for IB, CHF 0.1-0.2 billion for R&C and CHF ~0.1 billion for Global AM (based on current allocation keys); 6 As communicated on 30.10.12

CFO/COO 10

Tracking our cost reduction progress

Corporate Center cost reduction



Core Functions
Before allocations to business divisions
7.9
0.2[1]
7.7
Cost reduction[2,3,4]
1.0
FX movements
Changes in regulatory demand of temporary nature
Changes in provisions for litigation, regulatory and similar matters
FY13 adjusted operating expenses
FY15 adjusted operating expenses[5]
Non-core and Legacy Portfolio
2.4
1.3[1]
1.1
Cost reduction[2,3]
0.4
Cost reduction[6]
0.7
Changes in provisions for litigation, regulatory and similar matters
FY13 adjusted operating expenses
FY15 adjusted operating expenses[5]
Future period adjusted operating expenses

Illustrative example, CHF billion

Revised annual cost/income target ranges

	Adjusted cost/income ratio FY12	Adjusted cost/income ratio FY13	Current targets[7]	Targets from 2015
Wealth Management	71%	68%	60-70%	55-65%
Wealth Management Americas	90%	86%	80-90%	75-85%
Retail & Corporate	59%	60%	50-60%	50-60%
Global Asset Management	71%	69%	60-70%	60-70%
Investment Bank	94%	71%	65-85%	70-80%
Group	90%	85%	60-70%	60-70%

1 Provisions for litigation, regulatory and similar matters; 2 Measured by 2015 year-end exit rate versus FY13 adjusted operating expenses; 3 Measured net of changes in charges for provisions for litigation, regulatory and similar matters; 4 Measured net of FX movements and changes in regulatory demand of temporary nature; 5 2015 year-end exit rate adjusted operating expenses; 6 Reduction in annual adjusted operating expenses versus FY13; 7 Remain unchanged for 2014

UBS CFO/COO 11

Tax losses and deferred tax assets

We have the potential to recognize significant additional tax loss DTAs

- Tax loss DTAs are recognized on the basis of a future profit recognition period (generally 5 years) multiplied by the applicable statutory tax rate[1]
- Changes in profit forecasts, other assumptions and business activities lead to changes in recognized tax loss DTA[2]



5 years
Year: 1
2
3
4
5
6
7
8
...

Potential CHF 28.6 billion tax loss DTA available to offset against future taxable income[3]

- CHF 17.2 billion unrecognized tax loss DTA in the US with a remaining life of ~16 years
- Potential in other regions is more limited; remaining average life of unrecognized Swiss DTA is ~2 years



Tax loss DTAs
CHF billion
Unrecognized
Recognized
22.9
5.7
17.2
1.9
2.0
3.7
2.9
0.8
0.1
Total4
US
CH
UK5
RoW

The recognition of additional tax loss DTA would lead to increased earnings and tangible equity at the time of recognition

Utilization of historical net operating losses against taxable income would lead to additional cash being retained by UBS which would lead to an increase in retained earnings which would increase CET1 capital or could be used to return additional capital to shareholders

1 As disclosed in our 2013 Annual Report (p.69), UBS may, depending on our financial performance, increase the future profit recognition period which could materially increase the amount of recognized DTAs; 2 We expect that the next DTA revaluation will occur in 2H14 in conjunction with the release of new internal Group profit forecasts; 3 As of 31.3.14; 4 DTA recognized on UBS's balance sheet (CHF 8,370 million) includes tax loss DTA (CHF 5,687 million) and DTA for temporary differences (CHF 2,683 million); 5 Unrecognized tax losses have indefinite life in the UK

UBS CFO/COO 12

Business division and Corporate Business division Center targets

Ranges for sustainable performance over the cycle

Business divisions

Net new money growth rate 3-5% Wealth Management Gross margin 95-105bps

Adjusted cost/income ratio 55-65% from 2015 (remains 60-70% for 2014)

Net new money growth rate 2-4% Wealth Management Gross margin 75-85bps Americas

Adjusted cost/income ratio 75-85% from 2015 (remains 80-90% for 2014)

Net new business volume growth rate 1-4% (retail business) Retail & Corporate Net interest margin 140-180bps Adjusted cost/income ratio 50-60%

Net new money growth rate 3-5% excluding money market (previously including money market) Global Asset Gross margin 32-38bps Management Adjusted cost/income ratio 60-70% Adjusted annual profit before tax CHF 1 billion in the medium term (new target)

Adjusted annual pre-tax RoAE1 >15%

Adjusted cost/income ratio 70-80% from 2015 (remains 65-85% for 2014) Investment Bank Basel III RWA limit CHF 70 billion Funded assets limit CHF 200 billion

Corporate Center

Core Functions Net cost reduction CHF 1 0 billion by year-end 20152

Basel III RWA fully applied CHF 40 billion by 31 12 15 (previously CHF 55 billion) Non-Core and ~CHF 25 billion by 31 12 17 Legacy Portfolio Net cost reduction CHF 0.4 billion by year-end 20153 additional CHF 0.7 billion4 after 2015

Refer to slide 18 for details about adjusted numbers Basel III numbers and FX rates in this presentation

1 Adjusted annual pre-tax return on attributed equity; 2 Measured by 2015 year-end exit rate versus FY13 adjusted operating expenses net of FX movements, changes in regulatory demand of temporary nature and changes in charges for provisions for litigation, regulatory and similar matters;

3 Measured easured by 2015 year-end exit xit rate versus ersus FY13 Y1 adjusted djuste operating expenses net of changes in charges for provisions for litigation, regulatory and nd similar matters; 4 Reduction in annual adjusted operating expenses versus FY13

CFO/COO 13

Appendix

Revenue sensitivity to external factors

Factors and scenarios

Based on 31 3 14 data

Scenario Factor

(Illustrative)

10% weakening of Swiss Franc

Foreign (against major global lobal exchange currencies)2,3

10% rise in global security prices

(equities and bonds)4

Markets

100 bps increase in interest rates

Interest (parallel increase across rates all currencies)5

Estimated incremental revenues per year1

CHF billion

WM WMA R&C Global AM

~0 5 ~0 7 <0 1 ~0 1

~0.3 ~0.4 <0.1 ~0.1

~0.7 ~0.2 ~0.3 <0.1

1 Scenarios are not entirely additive; 2 USD GBP and EUR; 3 10% weakening of Swiss Franc would also result in incremental costs of approximately CHF 0.8 billion for WM, WMA, R&C and Global AM; 4 Recurring income; 5 Constant deposit and loan volumes

CFO/COO 15

Regional and business division business division performance1—FY13

CHF billion Corporate Center

EMEA2 Switzerland Americas Asia Pacific 3 Total

and global

WM 3.9 1.5 0.4 1.7 0.1 7.6

WMA 0 0 0 0 6 5 0 0 0 0 6 5

Investment Bank 2 2 1 1 2 5 2 6 0 2 8 6

Operating income Global AM 0.4 0.5 0.7 0.3 0.0 1.9

R&C 0.0 3.8 0.0 0.0 0.0 3.8

Corporate Center 0.0 0.0 0.0 0.0(0.7)(0.7)

Group 6 6 6 8 10 2 4 5(0 4) 27 7

WM 2.9 0.8 0.4 1.2 0.0 5.3

WMA 0.0 0.0 5.7 0.0 0.0 5.7

Investment Bank 1 8 0 7 2 0 1 6 0 3 6 3

Operating expenses Globaloba AMM 0.4 0.3 0.5 0.2 0.0 1.4

R&C 0.0 2.3 0.0 0.0 0.0 2.3

Corporate Center 0.0 0.0 0.0 0.0 3.5 3.5

Group 5.0 4.1 8.5 3.0 3.8 24.5

WM 1.1 0.6 0.1 0.5 0.0 2.2

WMA 0.0 0.0 0.9 0.0 0.0 0.9

Investment Bank 0.4 0.4 0.6 1.0(0.1) 2.3

Profit before tax Global AM 0 0 0 2 0 2 0 1 0 0 0 6

R&C 0.0 1.5 0.0 0.0 0.0 1.5

Corporate Center 0.0 0.0 0.0 0.0(4.2)(4.2)

Group 1.5 2.7 1.7 1.5(4.2) 3.3

1 Numbers are not comparable to the disclosed financial statements of our main local subsidiaries; represents a functional view, represents a more complete view of global and local sales for management purposes, as opposed to the split according to the he legal entity ntity where here the transaction is recorded;

2 Europe, Middle East, and Africa excluding Switzerland; 3 Refers to items managed globally

CFO/COO 16

Regional and business division performance[1] — 1Q14

CHF billion

		EMEA[2]	Switzerland	Americas	Asia Pacific	Corporate Center and global[3]	Total
Operating income	WM	1.0	0.4	0.1	0.5	0.0	1.9
	WMA	0.0	0.0	1.7	0.0	0.0	1.7
	Investment Bank	0.6	0.3	0.7	0.6	(0.0)	2.2
	Global AM	0.1	0.1	0.2	0.1	0.0	0.5
	R&C	0.0	0.9	0.0	0.0	0.0	0.9
	Corporate Center	0.0	0.0	0.0	0.0	0.1	0.1
	Group	**1.7**	**1.7**	**2.6**	**1.1**	**0.1**	**7.3**
Operating expenses	WM	0.7	0.2	0.1	0.3	0.0	1.3
	WMA	0.0	0.0	1.4	0.0	0.0	1.4
	Investment Bank	0.5	0.2	0.5	0.4	0.1	1.8
	Global AM	0.1	0.1	0.1	0.0	0.0	0.3
	R&C	0.0	0.5	0.0	0.0	0.0	0.5
	Corporate Center	0.0	0.0	0.0	0.0	0.5	0.5
	Group	**1.3**	**1.0**	**2.2**	**0.8**	**0.6**	**5.9**
Profit before tax	WM	0.3	0.2	0.0	0.2	0.0	0.6
	WMA	0.0	0.0	0.2	0.0	0.0	0.2
	Investment Bank	0.1	0.1	0.2	0.2	(0.2)	0.4
	Global AM	0.0	0.0	0.0	0.0	(0.0)	0.1
	R&C	0.0	0.4	0.0	0.0	0.0	0.4
	Corporate Center	0.0	0.0	0.0	0.0	(0.4)	(0.4)
	Group	**0.4**	**0.7**	**0.5**	**0.4**	**(0.6)**	**1.4**

UBS

1 Numbers are not comparable to the disclosed financial statements of our main local subsidiaries; represents a functional view, represents a more complete view of global and local sales for management purposes, as opposed to the split according to the legal entity where the transaction is recorded; 2 Europe, Middle East, and Africa excluding Switzerland; 3 Refers to items managed globally

CFO/COO 17

Use of adjusted numbers

Adjusted results are non-GAAP financial measures as defined by SEC regulations. Refer to page 12 of the first quarter 2014 report and pages 76-77 of our 2013 annual report for an overview of adjusted numbers.

Basel III RWA, Basel III capital and Basel III liquidity ratios

Basel III numbers are based on the BIS Basel III framework, as applicable for Swiss Systemically relevant banks (SRB). In the presentation are SRB Basel III numbers unless otherwise stated. Our fully applied and phase-in Swiss SRB Basel III and BIS Basel III capital components have the same basis of calculation, except for differences disclosed on page 80 of the 1Q14 financial report

Basel III risk-weighted assets in the presentation are calculated on the basis of Basel III fully applied unless otherwise stated. Our RWA under BIS Basel III are the same as under Swiss SRB Basel III

Leverage ratio and leverage ratio denominator in this presentation are calculated on the basis of fully applied Swiss SRB Basel III, unless otherwise stated.

From 1Q13 Basel III requirements apply. All Basel III numbers prior to 1Q13 are on a pro-forma basis. Some of the models applied when calculating pro-forma information required regulatory approval and included estimates (discussed with our primary regulator) of the effect of these new capital charges.

Refer to the “Capital Management” section in the 1Q14 financial report for more information.

Currency translation

Monthly income statement items of foreign operations with a functional currency other than Swiss francs are translated with month-end rates into Swiss francs. Refer to “Note 36 Currency translation rates” in the 2013 Annual Report for more information.

Performance targets

Unless otherwise stated, performance targets exclude, where applicable, items considered non-recurring and certain other items that management believes are not representative of the underlying performance of our businesses, such as own credit gains and losses, restructuring-related charges and gain and losses on sales of businesses and real estate. Additionally where applicable performance targets assume constant foreign currency translation rates.

Rounding

Numbers presented throughout this presentation may not add up precisely to the totals provided in the tables and text. Percentages, percent changes and absolute variances are calculated based on rounded figures displayed in the tables and text and may not precisely reflect the percentages, percent changes and absolute variances that would be derived based on figures that are not rounded.

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Important Notices

The exchange offer described herein will be addressed to UBS AG’s shareholders and only to persons to whom it may be lawfully addressed. The exchange offer will be made to the public in Switzerland and the United States. The making of the exchange offer to specific persons who are residents, nationals or citizens of jurisdictions outside Switzerland or the United States or to custodians, nominees or trustees of such persons (the “Excluded Shareholders”) may be made only in accordance with the laws of the relevant jurisdiction.

The exchange offer will not be made, directly or indirectly, by mail or by any means in or into any jurisdiction within which, under its laws, rules and regulations, the submission, the making or the presentation of the exchange offer or the mailing or distribution of this announcement, the Swiss offer prospectus, a declaration of acceptance and any other document or material relevant thereto (together, the “Exchange Offer Documents”) is illegal or contravenes any applicable legislation, rule or regulation (together, the “Excluded Territories”). Accordingly, copies of any Exchange Offer Document will not be, and must not be, directly or indirectly, mailed, distributed or otherwise sent to anyone or from anyone in or into or from any Excluded Territory.

No person receiving a copy of any Exchange Offer Document in any jurisdiction outside Switzerland may treat any such document as if it constituted a solicitation or offer to such person and under no circumstances may such person use any Exchange Offer Document if, in the relevant jurisdiction, such solicitation or offer may not be lawfully made to such person or if such Exchange Offer Document may not be lawfully used without breaching any legal requirements. In those instances, any such Exchange Offer Document will be sent for information purposes only. Separate documentation related to the exchange offer will be made available in the United States. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

It will be the responsibility of the Excluded Shareholders wishing to accept the exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the exchange offer. If you are an Excluded Shareholder and have any doubts as to your status, you should consult with your professional advisor in the relevant jurisdiction.

UBS AG and the holding company that may be formed in connection with the proposed exchange offer (“HoldCo”) may be required to file materials relevant to the announced exchange offer with the U.S. Securities and Exchange Commission (the “SEC”). Such documents, however, are not currently available. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION FILED OR TO BE FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of such filings without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from UBS AG, without charge, once they are filed with the SEC.

This document is an advertisement and not a prospectus and investors should not subscribe for or purchase any transferable securities referred to in this document except on the basis of information contained in the Prospectus proposed to be published by HoldCo in due course in connection with the proposed tender offer.

In member states of the European Economic Area (“EEA”), this announcement and any offer if made subsequently is directed only at persons who are “qualified investors” within the meaning of Article 2(1)(e) of the Prospectus Directive (Directive 2003/71/EC, as amended) (“Qualified Investors”). Any person in the EEA who acquires securities in any offer (an “investor”) or to whom any offer of the securities is made will be deemed to have represented and agreed that it is a Qualified Investor. Any investor will also be deemed to have represented and agreed that any securities acquired by it in the offer have not been acquired on behalf of persons in the EEA other than Qualified Investors, nor have the securities been acquired with a view to their offer or resale in the EEA to persons where this would result in a requirement for publication by HoldCo or the dealer-manager for the proposed exchange offer of a prospectus pursuant to Article 3 of the Prospectus Directive. HoldCo, the dealer-manager for the proposed exchange offer and any of their respective affiliates and others will rely upon the truth and accuracy of the foregoing representations and agreements.